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Telephone: 020 7528 6298
Date: 5 March 2007

RECEIVED
2007 MAR 15 A 10:14

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Tel: 020 7528 6200
Fax: 020 7528 6222

www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA


07021851

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Resignation of Non-Executive Director*

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

Enc

END